UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 29, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 29, 2004

Print the name and title of the signing officer under his signature.
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Northern Dynasty Minerals Ltd.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY DISCOVERS NEW HIGHER-GRADE ZONE ON EAST SIDE OF
PEBBLE GOLD-COPPER-MOLYBDENUM DEPOSIT

November 29, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX: NAK) is pleased to announce that a substantial, new higher-grade gold-copper-molybdenum zone has been discovered by drilling on the east side of the Pebble deposit. This discovery, which demonstrates that there are multiple sources of mineralization, has significant implications for the deposit model and mine operations being planned. The discovery was made during the Company's comprehensive 2004 program of drilling, engineering and environmental studies designed to provide detailed data for a feasibility study and environmental impact statement for a large-scale open pit operation.

Core holes drilled on the eastern side of the Pebble deposit during the 2004 program intersected previously unrecognized, vertically and laterally extensive gold-copper-molybdenum mineralization. This mineralization, called the East Zone, is associated with an intense alteration signature, and extends east across the boundary of the Resource Lands well on to the Exploration Lands (the plan map and cross sections are posted on www.northerndynasty.com). A tabulation of assay results for East Zone discovery drill holes is attached and all results compiled to date from drilling of the Pebble deposit are posted at www.northerndynasty.com.

As presently defined, the East Zone includes holes 4136, 4137, 4149, 4155, 4181, 4188, 4210, 4250 4284, 4292, 4293, 4300, 4301, 4302 and 4303 which were drilled over an area of 2,000 feet by 2,000 feet. The East Zone is open to the north, south and east and to depth. Although there are a number of similarities with the geology and alteration in the central portion of the Pebble deposit, the favourable alteration and mineralization in the East Zone has been observed in drill holes to at least 2379 feet (725 m) in depth - much deeper than the mineralization in the Central Zone. The East Zone underlies unmineralized and unaltered Tertiary rocks that are absent at its western extent and progressively increase to a maximum thickness of 1,028 feet (310 m) in the east. Drill hole 4300 which was completed furthest to the east, intersected the strongest mineralization. Many discovery holes bottomed in mineralization with a general strengthening in molybdenum content to the east and at depth. An inferred eastern source area for the East Zone mineralization requires substantial additional drilling to establish its full potential.

The Pebble property is located in southwestern Alaska, USA. The property consists of the Resource Lands that host most of the Pebble gold-copper-molybdenum deposit, as it is currently known, and the surrounding Exploration Lands that host several porphyry gold-copper-molybdenum deposits and gold occurrences. The United States Geological Survey has listed the Pebble mineral system as the most extensive in the world (the Property Map is posted on www.northerndynasty.com).

Northern Dynasty recently exercised its option to acquire 80% of the Resource Lands from Teck Cominco American Inc. ("Teck Cominco"). In addition the Company exercised its option to acquire up to a 50% interest in the extensive surrounding Exploration Lands. Teck Cominco has a 90 day right to form a 50% joint venture on the Exploration Lands. As a consequence of exercising the Teck Cominco options, Northern Dynasty also has a 90 day period to elect whether to also acquire the 20% carried interest in the Pebble Project, held by a related party, for share consideration equal to the independently appraised value of the 20% interest. By exercising all of its options the Company can acquire up to a 100% interest in the Resource Lands (with no back-in right or royalty) and up to a 50% interest in the surrounding Exploration Lands.

Mark Rebagliati, P.Eng and Dr. Morris Beattie, P.Eng are the Qualified Persons for the Pebble Project and are supervising the quality control and quality assurance program. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is mechanically split and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

For further details on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No exchange or regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

  NORTHERN DYNASTY MINERALS LTD. - PEBBLE PROJECT
EAST ZONE DISCOVERY HOLES

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
4136		149.4	313.9	164.6	540	0.40	0.42	0.020	0.79
4136	Incl.	234.7	301.8	67.1	220	0.59	0.48	0.020	0.97
4137		32.0	381.6	349.6	1147	0.39	0.36	0.022	0.73
4137	Incl.	166.7	310.0	143.3	470	0.54	0.52	0.028	1.02
4149		171.6	473.4	301.8	990	0.49	0.46	0.026	0.92
4149	Incl.	171.6	407.8	236.2	775	0.54	0.51	0.027	1.01
4155		185.6	310.6	125.0	410	0.42	0.46	0.018	0.83
4181		161.2	274.0	112.8	370	0.74	0.33	0.022	0.92
4188		181.5	426.4	244.9	804	0.55	0.47	0.031	1.00
4188	Incl.	216.1	368.5	152.4	500	0.65	0.57	0.032	1.16
4210		184.7	368.2	183.5	602	0.43	0.53	0.018	0.90
4210	Incl.	184.7	282.9	98.2	322	0.51	0.65	0.021	1.09
4250		256.5	304.2	47.7	157	0.59	0.41	0.012	0.85
4284		248.0	551.4	303.4	996	0.48	0.47	0.018	0.88
4284	Incl.	248.0	362.4	114.5	376	0.65	0.62	0.022	1.15
4284	Incl.	362.4	551.4	189.0	620	0.37	0.38	0.016	0.71
4292		212.0	652.9	440.9	1447	0.38	0.43	0.029	0.84
4292	Incl.	212.0	341.1	129.1	424	0.55	0.57	0.021	1.04
4292	Incl.	603.2	652.9	49.7	163	0.48	0.53	0.023	0.97
4293		247.5	716.0	468.5	1537	0.59	0.43	0.026	0.95
4293	Incl.	247.5	411.2	163.7	537	0.86	0.61	0.020	1.26
4300		303.4	719.9	416.5	1367	0.65	0.46	0.033	1.06
4300	Incl.	303.4	435.6	132.1	434	0.98	0.66	0.017	1.38
4300	Incl.	627.3	719.9	92.7	304	0.52	0.31	0.081	1.09
4301		306.3	371.9	65.5	215	1.00	0.73	0.016	1.46
4302		292.9	645.6	352.7	1157	0.55	0.43	0.020	0.90
4302	Incl.	292.9	411.2	118.3	388	0.67	0.52	0.020	1.05
4302	Incl.	466.0	591.0	125.0	410	0.58	0.41	0.025	0.91
4303		313.2	688.5	375.4	1232	0.50	0.47	0.027	0.94
4303	Incl.	313.2	399.0	85.8	282	0.87	0.75	0.018	1.41

1 Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold and US$4.50/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)